SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

First Quarter 2011

Earnings Release

26 May 2011

01

Earnings Release

Lisbon, Portugal, 26 May 2011

Following the Vivo transaction on 27 September 2010, PT adjusted its 2010 financial statements in order to recognise Vivo as a discontinued operation and, following the acquisition on 28 March 2011 of a 25.3% stake in Oi and a 14.1% stake in Contax, PT’s statement of financial position as at 31 March 2011 proportionally consolidated the assets and liabilities of these stakes. In 1Q11, consolidated operating revenues amounted to Euro 871 million, down by 3.9% y.o.y, while EBITDA reached Euro 357 million, down by 5.2% y.o.y. Consolidated EBITDA margin stood at 41.0%. Net income increased by 29.3% y.o.y to Euro 130 million and basic earnings per share stood at Euro 0.15. In 1Q11, capex decreased by 25.0% y.o.y to Euro 122 million, equivalent to 14.0% of revenues, and was primarily directed to the investment in the rollout of new technologies and services, namely the FTTH network and TV service and to investments in 3G and 3.5G. In 1Q11, EBITDA minus capex reached Euro 235 million, increasing by 9.9% y.o.y. EBITDA minus capex of the Portuguese businesses amounted to Euro 229 million, increasing by 7.4% y.o.y. In 1Q11, operating cash flow stood at Euro 315 million. Adjusting for the acquisition of PT’s strategic investment in Oi and Contax, free cash flow stood at Euro 453 million in 1Q11 against negative Euro 6 million in 1Q10. As at 31 March 2011, excluding the impacts resulting from the strategic investment in Oi and Contax, net debt would have amounted to Euro 1,648 million. Following the strategic investment in Oi and Contax and the proportional consolidation of its net debt position and the transfer of regulatory unfunded pension obligations to the Portuguese State last December, consolidated net debt stood at Euro 7,429 million as at 31 March 2011, but this not include the Euro 2 billion of cash to be received from Telefónica which have been booked as an account receivable. As at 31 March 2011, after-tax unfunded post retirement benefits obligations from Portuguese businesses totalled Euro 706 million, down by 37.1% y.o.y from Euro 1,122 million as at 31 March 2010.

Table 1 _ Consolidated financial highlights (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	871.1	906.9	(3.9)%
Operating costs, excluding PRBs and D&A	513.7	529.8	(3.0)%
EBITDA (2)	357.4	377.1	(5.2)%
Income from operations (3)	149.0	186.9	(20.2)%
Net income	129.7	100.3	29.3%
Capex	122.2	163.0	(25.0)%
Capex as % of revenues (%)	14.0	18.0	(3.9	)pp
EBITDA minus Capex	235.2	214.1	9.9%
Free cash flow (4)	453.5	(6.0)	n.m.
Net debt (5)	7,428.5	4,879.7	52.2%
Net debt adjusted for TEF receivable (5)	5,428.5	4,879.7	11.2%
After-tax unfunded PRB obligations	705.6	1,121.8	(37.1)%
EBITDA margin (%) (6)	41.0	41.6	(0.5	)pp
Net debt / EBITDA (x) (5) (7)	2.8	3.2	(0.4	)x
Net debt adjusted for TEF receivable / EBITDA (x) (5) (7)	2.1	3.2	(1.1	)x
Basic earnings per share	0.15	0.11	29.3%
Diluted earnings per share (8)	0.15	0.11	27.0%

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position as at 31 March 2011, while net income of Oi and Contax will be proportionally consolidated as from 1 April 2011.  (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) 1Q11 figure excludes the impact of the investment in Oi and Contax. (5) The 2010 net debt was adjusted in order to reflect the deconsolidation of Vivo. (6) EBITDA margin = EBITDA / operating revenues. (7) With respect to 1Q11, EBITDA was adjusted in order to recognise the proportional contribution of Oi and Contax. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 1Q11, consolidated operating revenues decreased by 3.9% y.o.y to Euro 871 million, against a backdrop of challenging conditions in Portugal and significant revenue growth in international businesses, namely MTC in Namibia, Timor Telecom and Dedic / GPTI.

Table 2 _ Consolidated income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	871.1	906.9	(3.9)%
Wireline (2)	456.2	488.2	(6.6)%
Mobile • TMN (2)	303.0	345.9	(12.4)%
Other and eliminations	111.9	72.8	53.7%
Operating costs, excluding PRBs and D&A	513.7	529.8	(3.0)%
Wages and salaries	156.8	149.6	4.8%
Direct costs	124.9	133.7	(6.6)%
Commercial costs	72.8	84.5	(13.9)%
Other operating costs	159.3	161.9	(1.6)%
EBITDA (3)	357.4	377.1	(5.2)%
Post retirement benefits	12.0	17.8	(32.4)%
Depreciation and amortisation	196.4	172.4	13.9%
Income from operations (4)	149.0	186.9	(20.2)%
Other expenses (income)	7.1	9.1	(21.3)%
Curtailment costs, net	4.4	5.2	(15.0)%
Net losses (gains) on disposal of fixed assets	(0.1)	(0.6)	(85.9)%
Net other costs (gains)	2.8	4.5	(37.3)%
Income before financ. & inc. taxes	141.9	177.8	(20.2)%
Financial expenses (income)	(55.6)	25.2	n.m.
Net interest expenses (income)	(17.3)	59.1	n.m.
Equity in earnings of affiliates, net	(80.2)	(38.8)	106.8%
Net other financial losses (gains)	41.9	4.9	n.m.
Income before income taxes	197.5	152.6	29.4%
Provision for income taxes	(48.0)	(38.7)	23.9%
Income from continued operations	149.5	113.9	31.3%
Income from discontinued operations	0.0	15.3	n.m.
Income before non-controlling interests	149.5	129.1	15.8%
Losses (income) attributable to non-controlling interests	(19.8)	(28.8)	(31.3)%
Consolidated net income	129.7	100.3	29.3%

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position as at 31 March 2011, while net income of Oi and Contax will be proportionally consolidated as from 1 April 2011. (2) Wireline and TMN operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 7 million in 1Q11. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 1Q11, revenues from Portuguese businesses decreased by 7.8% y.o.y (Euro 62 million), negatively impacted by: (1) lower equipment sales (Euro 9 million); (2) lower MTRs (Euro 7 million); (3) lower revenues from the directories business (Euro 6 million); (4) lower wholesale and data and corporate revenues (Euro 20 million), and (5) lower customer revenues at TMN (Euro 27 million).

Wireline operating revenues decreased by 6.6% y.o.y, from Euro 488 million to Euro 456 million. Nonetheless, retail revenues grew once again by 0.9% y.o.y in the period, wireline revenue performance was impacted by: (1) the continued decrease of directories business (Euro 6 million); (2) lower corporate and data revenues (Euro 10 million) due to economic conditions affecting corporate and SME/SOHO customer segments including lower revenues derived from public administration contracts (Euro 4 million), and (3) lower wholesale revenues (Euro 10 million), affected by the Euro 3 million reduction in ULL and DSL wholesale revenues. These effects more than offset the significant increase in pay-TV and retail broadband revenues. In 1Q11, retail revenues grew by 0.9% y.o.y, from Euro 244 million to Euro 246 million, a slight acceleration when compared to 4Q10, as a result of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning growth in fixed telephone lines and fixed broadband.

In 1Q11, the wireline business continued to benefit from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone telecom to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Total wireline retail accesses or retail revenue generating units (RGUs) increased by 7.0% y.o.y reaching 4,578 thousand, with pay-TV and broadband accesses already accounting for 41% of total retail accesses. Retail net additions reached 52 thousand in 1Q11, driven by the success of PT’s pay-TV and triple-play offers, which are contributing to steady and consecutive gains in broadband market share and record reduction in fixed telephone line net disconnections. This solid performance was also underpinned by the investment in the coverage of one million households with FTTH, carried throughout 2009 and 2010, which continues to show steady commercial traction as more households become available for commercial sales. As a result, fibre customers reached 147 thousand as at the end of 1Q11, representing a 14.7% penetration over total FTTH households passed at year-end and a 23.3% penetration over the average number of households available for commercial sales. In February 2011, PT received an Innovation Award by the FTTH Council for the planning and deployment of its fibre network, which recognises PT’s execution and engineering excellence and the company’s ability to work successfully with its technological partners. In 2011, PT plans to extend the FTTH coverage to an additional 600 thousand households, thus enhancing its coverage and value proposition further to residential and also corporate and SME customers.

In 1Q11, PT had 12 thousand net disconnections of fixed telephone lines, including 9 thousand net disconnections of carrier pre-selection lines. Traffic generating lines therefore only declined by 4 thousand, underpinned by fixed line net additions of 6 thousand in the residential segment. Fixed broadband retail customers increased by 13.2% y.o.y in 1Q11, with 18 thousand net additions in the quarter. According to the 4Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has been increasing its fixed broadband market share for the past eleven consecutive quarters. As referred to above, the solid performance of Meo double-play and triple-play offers contributed decisively to mitigate fixed telephone line net disconnections to 12 thousand in 1Q11, thus comparing favourably to 14 thousand in 1Q10 and 30 thousand in 1Q09. As in previous quarters, this strong performance was particularly noteworthy in the residential segment, which saw positive fixed telephone line net additions and 22 thousand broadband net additions in 1Q11. PT’s Meo offer continues to benefit from strong demand having reached an estimated market share of 31%. Notwithstanding significant scale back in promotions, pay-TV net additions reached 46 thousand in 1Q11. Total pay-TV customers reached 876 thousand, equivalent to 85.9% penetration of the fixed broadband retail customer base, up by 14.2pp y.o.y. Retail RGU per access increased by 9.0% y.o.y in 1Q11 to 1.71.

In 1Q11, TMN’s operating revenues decreased by Euro 43 million (-12.4% y.o.y) to Euro 303 million, mainly due to: (1) lower customer revenues (Euro 27 million) against a backdrop of increased penetration y.o.y of “Moche” tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan), and lower demand particularly in the postpaid segment; (2) lower interconnection revenues (Euro 11 million), mostly as a result of the negative impact of lower MTRs (Euro 7 million), and (3) lower equipment sales (Euro 5 million). In order to enhance the value proposition of its offers, TMN launched “TMN unlimited” in July 2010 and “all net unlimited” and “e nunca mais acaba” in January 2011. The take up of these new offers has been encouraging as are being perceived by the market as best offers and are also ARPU accretive. Notwithstanding the significant growth in fixed broadband, data revenues at TMN increased by 1.4% y.o.y and accounted for 26.9% of service revenues (+3.6pp y.o.y).

Other revenues, including intra-group eliminations, increased by 53.7% y.o.y in 1Q11 to Euro 112 million. This was mainly due to: (1) an increase of 17.7% and 13.6% y.o.y at Timor Telecom and MTC, respectively; (2) the improving business trends of PT’s Brazilian BPO business, Dedic, and (3) the impact of the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010.

EBITDA decreased by 5.2% y.o.y in 1Q11 to Euro 357 million, equivalent to a margin of 41.0%. EBITDA performance in the period was impacted by the decline in TMN revenues, notwithstanding a 12.5% y.o.y reduction in operating costs excluding D&A and PRBs. Wireline EBITDA was flat in 1Q11 at Euro 188 million (-0.2% y.o.y) as a result of increasing operational leverage of the triple-play services, higher penetration of fibre and a relentless focus on cost cutting. The proportional EBITDA of international businesses reached Euro 53 million, an increase of over 4% y.o.y.

Wireline EBITDA of Euro 188 million in 1Q11 (-0.2% y.o.y), was equivalent to a 41.2% margin, a 2.6pp y.o.y improvement. This performance marked a robust and steady improvement (-5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10) and represents the best performance in the last eighteen quarters, notwithstanding the continued commercial investment in the roll-out of triple-play offers as referred to above. The improvement in EBITDA trend was achieved on the back of a streamlined cost structure resulting from fixed-mobile convergence and restructuring of the Portuguese businesses along customers segments. EBITDA also benefited from the critical mass of Meo, which is leading to lower programming costs per customer, which declined 14% y.o.y. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted a further Euro 6 million and Euro 2 million, respectively. PT has a financial investment of 25% (50% of voting rights) in the yellow pages company, which is managed by Truvo.

Table 3 _ EBITDA by business segment (1)(2)	Euro million

	1Q11	1Q10	y.o.y
Wireline	188.1	188.5	(0.2)%
Mobile • TMN	144.0	164.1	(12.2)%
Other and eliminations	25.3	24.4	3.7%
EBITDA	357.4	377.1	(5.2)%
EBITDA margin (%)	41.0	41.6	(0.5	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

TMN’s EBITDA decreased by 12.2% y.o.y to Euro 144 million in 1Q11, as a result of the decline in service revenues (Euro 39 million), which have a high operational leverage. In effect, service revenues less direct costs declined Euro 28 million, while EBITDA only declined by Euro 20 million as a result of lower support costs (Euro 6 million), which is benefiting from initiatives promoting the use of self-care, increased simplicity of commercial offers and processes and lower maintenance and repairs (Euro 2 million). As a result of the cost cutting efforts, EBITDA margin stood at 47.5%, remaining flat y.o.y.

Other EBITDA increased by 3.7% y.o.y to Euro 25 million in 1Q11 as a result of the 20.7% and 10.6% y.o.y growth in Timor Telecom and MTC, respectively. After several quarters of EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation, in 1Q11 CVT’s EBITDA increased by 2.7% y.o.y.

Post retirement benefits costs decreased to Euro 12 million in 1Q11, compared to Euro 18 million in 1Q10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010.

Depreciation and amortisation costs increased by 13.9% y.o.y to Euro 196 million, reflecting mainly a higher contribution from the wireline business, as a result of the investments in the rollout of a fibre network and the pay-TV service, and from MTC in Namibia.

Net interest income amounted to Euro 17 million in 1Q11, compared to net interest expenses of Euro 59 million in 1Q10, mainly as a result of: (1) an Euro 51 million interest on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi on 31 March 2011; (2) the decrease in the average net debt, following the first and second instalments received from Telefónica in 2010 (Euro 5,500 million), related to the Vivo transaction, which more than offset dividends paid in December 2010 (Euro 876 million) and the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), and (3) the reduction in the average cost of debt, excluding the impact of the interest on cash deposits in Brazilian Reais as referred to above, which stood at 3.6% in 1Q11 compared to 4.8% in 1Q10.

Equity in earnings of affiliates in 1Q11 amounted to Euro 80 million compared to Euro 39 million in 1Q10. In 1Q11, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million. Adjusting for this effect and PT’s share in UOL’s earnings in 1Q10, equity in earnings of affiliated companies would have amounted to Euro 43 million in 1Q11 and Euro 32 million in 1Q10, reflecting primarily the improvement in earnings of other international assets.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, amounted to Euro 42 million in 1Q11 compared to Euro 5 million in 1Q10. Net foreign currency losses amounted to Euro 16 million in 1Q11 (net gains of Euro 3 million in 1Q10), primarily as a result of the impact on US denominated assets of the depreciation of the US Dollar against the Euro during 1Q11. Net losses on financial assets amounted to Euro 1 million in 1Q11, which compares to net gains of Euro 0.4 million in 1Q10. Other financial expenses, which include banking services, financial taxes and other financing costs, increased from Euro 8 million in 1Q10 to Euro 25 million in 1Q11, mainly due to financial taxes incurred in Brazil in connection with the transfer of funds for the strategic investment in Oi.

Income taxes increased to Euro 48 million in 1Q11, from Euro 39 million in 1Q10, corresponding to an effective tax rate of 24.3% and 25.4%, respectively. Adjusting for certain non-taxable net interest income and expense in 1Q11 and 1Q10, respectively, the effective tax rate would have been 26.8% and 22.1%. This increase in the effective tax rate is primarily explained by a higher statutory tax rate in Portugal (26.5% in 1Q10 and 29.0% in 1Q11) and by certain adjustments to prior year income taxes recorded in both periods.

Income attributable to non-controlling interests decreased by Euro 9 million to Euro 20 million in 1Q11, reflecting the reduction in non-controlling interests from Vivo (Euro 12 million in 1Q10), following the acquisition of this investment by Telefónica in September 2010, which was partially offset by the increase in non-controlling interests from African businesses (Euro 4 million).

Net income increased by 29.3% y.o.y to Euro 130 million, compared to Euro 100 million in 1Q10, reflecting primarily the decrease in net interest expenses, as a result of the Vivo transaction, and higher gains related to affiliated companies, mainly due to the disposal of UOL. These effects were partially offset by: (1) higher depreciation and amortisation charges in the wireline business; (2) certain financial taxes recorded in 1Q11 in connection with the investment in Oi, and (3) foreign exchange losses resulting from the impact of the depreciation of the US Dollar against the Euro.

Shareholder remuneration

In 2010 PT paid an ordinary dividend of Euro 0.575 per share relating to fiscal year 2009 and, as an anticipation of 2010 dividends, an initial instalment amounting to Euro 1.00 per share relating to the exceptional dividend of Euro 1.65 per share that was announced following the Vivo transaction.

Following the approval at the Annual Shareholder’s Meeting, held on 6 May 2011, PT will pay the second instalment of the exceptional dividend (Euro 0.65 per share) and an ordinary dividend of Euro 0.65 per share relating to fiscal year 2010 on 3 June 2011, with ex-dividend date on 31 May 2011.

With the payment of these dividends, amounting to Euro 1.3 per share, PT reinforces further its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Capex

Capex decreased by 25.0% y.o.y in 1Q11 to Euro 122 million, equivalent to 14.0% of revenues (-3.9pp y.o.y). Wireline capex decreased by 26.7% y.o.y, from Euro 112 million in 1Q10 to Euro 82 million in 1Q11, reflecting: (1) lower customer-related capex and lower equipment prices; (2) lower infrastructure-related capex following the significant efforts in the FTTH coverage undertaken in 2009 and 2010, and (3) lower investment in legacy infrastructure, following the FTTH rollout. The higher efficiency of wireline capex also reflected synergies from fixed-mobile integration. Capex to sales ratio in wireline stood at 18.1% of revenues, down by 5.0pp when compared to 1Q10. PT aims at strengthening further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to an additional up to 600 thousand households and investing in the construction of a state of the art 45 thousand sqm data centre.

Table 4 _ Capex by business segment (1)	Euro million

	1Q11	1Q10	y.o.y
Wireline	82.4	112.4	(26.7)%
Mobile • TMN	19.0	23.5	(19.3)%
Other	20.8	27.1	(23.2)%
Total capex	122.2	163.0	(25.0)%
Capex as % of revenues (%)	14.0	18.0	(3.9	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

TMN’s capex decreased by 19.3% y.o.y to Euro 19 million in 1Q11, equivalent to 6.3% of revenues. The decrease in TMN’s capex is primarily explained by the decision to focus on cash flow generation and crystallisation of synergies from fixed-mobile integration. Capex continued to be directed towards expanding network capacity and coverage, namely in urban areas and main roads to improve further the quality of service. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of high quality mobile voice and data services and on accommodating increased voice and data usage. TMN’s network quality continues to stand out in the context of the Portuguese market due to its coverage and reliability both in voice and broadband. The most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services. The same study recognised TMN as the Portuguese mobile operator with the best call termination rate, the best quality of audio and video calls and the best coverage for video call services. PT aims at strengthening further its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality, which at the end of 2011 is expected to have 80% of its sites covered with fibre and Ethernet backhauling, thus paving the way for 4G. TMN is currently carrying out a swap of its 2G network for a new technology which is already 4G-enabled and thus TMN expects to lead the 4G roll-out in the Portuguese market in line with its standing as the market leader.

In 1Q11, other capex decreased to Euro 21 million, compared to Euro 27 million in 1Q10, primarily as a result of the investments undertaken in 1Q10 related to the expansion of Dedic, namely the construction of new sites.

Cash Flow

EBITDA minus Capex amounted to Euro 235 million, increasing by 9.9% y.o.y, while EBITDA minus Capex of Portuguese businesses amounted to Euro 229 million, increasing by 7.4% y.o.y.

Operating cash flow reached Euro 315 million in 1Q11 against Euro 24 million in 1Q10, mainly due to a significant improvement in working capital investment and also improvement in EBITDA minus Capex as referred to above. The improvement  in working capital investment is primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 1Q11, and (2) a lower investment related to trade receivables in the Portuguese businesses.

Table 5 _ Free cash flow (1)	Euro million

	1Q11	1Q10	y.o.y
EBITDA minus Capex	235.2	214.1	9.9%
Non-cash items	5.3	10.7	(50.6)%
Change in working capital	74.9	(200.8)	n.m.
Operating cash flow	315.4	24.0	n.m.
Interests	4.2	(95.7)	n.m.
Net reimbursements (contributions) to pension funds	5.0	68.5	(92.7)%
Paym. to pre-retired, suspended employees and other	(41.1)	(35.6)	15.5%
Income taxes	(41.8)	(15.2)	175.6%
Dividends received	117.9	8.4	n.m.
Disposal of stake in UOL	155.5	0.0	n.m.
Share capital reductions at Brasilcel	0.0	36.1	n.m.
Other cash movements (2)	(61.6)	3.4	n.m.
Free cash flow	453.5	(6.0)	n.m.

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation and excluding the impacts of the acquisition of PT’s strategic investment in Oi and Contax. (2) In 1Q11, this caption included financial taxes paid in connection with the strategic investment in Oi, bank commissions and certain payments of contractual penalties.

Excluding the impacts of PT’s investment in Oi and Contax, free cash flow in 1Q11 amounted to Euro 453 million, against negative Euro 6 million in 1Q10. This performance is primarily explained by: (1) a higher operating cash flow (Euro 291 million) as referred to above; (2) proceeds amounting to Euro 156 million received from the disposal of the investment in UOL; (3) dividends received from Unitel (Euro 98 million) in 1Q11 in relation to 2009, while the 2008 dividends had been fully received in 4Q09, and (4) a reduction in interest paid amounting to Euro 100 million, due to the decrease in the average net debt and the interest received on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi. These effects were partially offset by: (1) a decrease in net reimbursements from pension funds (Euro 69 million), due to the Euro 75 million reimbursement in 1Q10 due to the excessive funding of the healthcare plan, and (2) higher payments of income taxes (Euro 27 million).

Consolidated Net Debt

Excluding the impacts resulting from PT’s strategic investment in Oi and Contax, consolidated net debt would have amounted to Euro 1,648 million as at 31 March 2011, compared to Euro 2,100 million as at 31 December 2010. The decrease of Euro 451 million reflects the free cash flow generated in the period (Euro 453 million), as explained above. Total net debt as at 31 March 2011 included Euro 904 million for future contributions to the pensions funds as a result of the pensions fund transfer to the Portuguese State. Following the strategic investment in Oi and Contax and the proportional consolidation of its net debt position, consolidated net debt increased to Euro 7,429 million. Nevertheless, the Euro 2 billion, which is still to be received from Telefónica in connection with the Vivo transaction have been booked as a receivable. Adjusting for this receivable, net debt would be approximately Euro 5,429 million, equivalent to a net debt to EBITDA ratio of 2.1x.

As at 31 March 2011, total consolidated gross debt amounted to Euro 11,922 million, of which 72.5% was medium and long-term and Euro 3,749 million relates to the proportional consolidation of Oi and Contax. Excluding the gross debt related to the proportional consolidation of Oi and Contax, gross debt would have amounted to Euro 8,174 million, of which approximately 67.9% was medium and long-term and 87.0% was set at fixed rates.

Table 6 _ Change in net debt	Euro million

	1Q11	1Q10
Net debt (initial balance as reported)	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	699.0
Net debt (initial balance adjusted)	2,099.8	4,829.0
Less: free cash flow	453.5	(6.0)
Acquisition of strategic investment in Oi and Contax	3,727.6	0.0
Changes in consolidation perimeter (Oi)	2,052.5	0.0
Changes in consolidation perimeter (GPTI)	0.0	30.8
Other (1)	2.1	14.0
Net debt (final balance)	7,428.5	4,879.7
Change in net debt	5,328.7	50.7
Change in net debt (%)	253.8%	0.9%

(1) In 1Q10, this caption included mainly Euro 13 million related to dividends paid by PT’s fully consolidated subsidiaries to non-controlling interests.

The amount of cash available in PT’s Portuguese businesses plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 4,595 million at the end of March 2011, of which Euro 1,890 million was undrawn committed commercial paper and standby facilities. In January 2011, PT issued a 5-year Eurobond amounting to Euro 600 million, with a spread of 295bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.625%, thus increasing its liquidity position and the average maturity of its debt. In March and April 2011, PT signed a credit facility amounting to Euro 1,200 million, which will mature in March 2014, with a number of leading international banks. These transactions are part of PT’s financing strategy, which aims at having diversified maturities and sources of financing. Therefore, PT now has its debt maturities fully financed until the end of 2013 and financial flexibility to continue to invest in its businesses whilst honouring its commitments to its shareholders.

In 1Q11, excluding the Euro 51 million interest on cash deposits related to the strategic investment in Oi, PT’s average cost of debt stood at 3.6%, down from 4.8% in 1Q10. As at 31 March 2011, PT’s consolidated net debt had a maturity of 5.6 years. Excluding the consolidation of Oi and Contax, the maturity of PT’s net debt was 5.4 years. As at the end of March 2011, the net debt to EBITDA ratio was 2.8x compared to 3.2x in 1Q10. Excluding the strategic investment in Oi and Contax and its proportional consolidation on PT’s financial statement as at 31 March 2011, the net debt to EBITDA ratio was 1.1x.

Post Retirement Benefits Obligations

As at 31 March 2011, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 471 million and market value of assets under management amounted to Euro 425 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 895 million as at 31 March 2011, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 941 million as at 31 March 2011 and after-tax unfunded obligations amounted to Euro 706 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefits obligations, amounting to Euro 52 million, as at 31 March 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position and the surplus position is not recorded as an asset as it is not possible to obtain reimbursements.

Table 7 _ Post retirement benefits obligations in Portugal	Euro million

	31 March 2011	31 December 2010
Pensions obligations	128.9	129.9
Healthcare obligations	342.0	342.5
PBO of pension and healthcare obligations	470.9	472.4
Market value of funds (1)	(425.3)	(448.1)
Unfunded pensions and healthcare obligations	45.6	24.2
Salaries to suspended and pre-retired employees	895.2	924.3
Total gross unfunded obligation	940.8	948.6
After-tax unfunded obligations	705.6	711.4
Unrecognised prior years service gains	17.9	18.3
Accrued post retirement benefits	958.7	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of pensions and supplements of Euro 2.1 million; (ii)  the negative performance of assets under management amounting to Euro 9.8 million (equivalent to negative 2.2% in 1Q11), and (iii) the refund of healthcare expenses paid previously by PT amounting to Euro 10.9 million.

Excluding the impact of the change in consolidation perimeter related to Oi consolidation, total gross unfunded obligations decreased by Euro 8 million to Euro 941 million as at 31 March 2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period amounting to Euro 41 million, which were partially offset by net actuarial losses recorded in 1Q11 (Euro 16 million) and total post retirement benefits and curtailment costs recognised in the period (Euro 12 million).

Table 8 _ Change in gross unfunded obligations in Portugal	Euro million

	1Q11	1Q10
Gross unfunded obligations (initial balance)	948.6	1,467.4
Post retirement benefits costs (PRB)	7.6	18.3
Curtailment cost	4.4	5.2
Net reimbursements (contributions) to pension funds (1)	5.0	68.5
Salary payments to pre-retired, suspended employees and other	(41.1)	(35.6)
Net actuarial (gains) losses	16.4	2.5
Gross unfunded obligations (final balance)	940.8	1,526.3
After-tax unfunded obligations	705.6	1,121.8

(1) In 1Q11, this caption includes termination payments amounting to Euro 0.7 million and reimbursements net of healthcare expenses amounting to Euro 5.6 million.

Table 9 _ Post retirement benefits costs	Euro million

	1Q11	1Q10
Service cost	0.9	2.0
Interest cost	13.3	50.5
Expected return on assets	(6.5)	(34.2)
Sub-total	7.6	18.3
Amortisation of prior year service gains	(0.4)	(0.5)
Service cost related to liabilities transferred to Portuguese State	4.8	0.0
Post retirement benefits costs	12.0	17.8

The decrease in post retirement benefits costs reflected primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, completed in December 2010.

Equity

Table 10 _ Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1Q11
Equity before non-controlling interests (initial balance)	4,392.4
Net income	129.7
Net currency translation adjustments	(135.5)
Net actuarial gains (losses), net of taxes	(12.3)
Acquisition of treasury shares	(61.5)
Other	2.5
Equity before non-controlling interests (final balance)	4,315.4
Change in equity before non-controlling interests	(77.0)
Change in equity before non-controlling interests (%)	(1.8)%

As at 31 March 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 4,315 million, which represents a decrease of Euro 77 million in 1Q11. This decrease is primarily explained by: (1) negative currency translation adjustments amounting to Euro 136 million, in connection with the depreciation of the Real against the Euro in the period, following the cash transferred to Brazil for the strategic investment in Oi; (2) the acquisition by Oi of PT’s own shares (Euro 61 million), which for accounting purposes are classified as threasury shares, and (3) net actuarial losses related to post retirement benefits amounting to Euro 12 million (net of taxes). These effects more than offset the net income generated in the period of Euro 130 million.

Strategic Investment in Oi

On 31 March 2011, PT concluded its strategic investment in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls and fully consolidates Oi, and CTX Participações, S.A., which in turner controls and fully consolidates Contax. Under these agreements, PT shares the control of these companies and will play a key role in the strategic financial and operating decisions and, consequently, proportionally consolidated the assets and liabilities of the companies in its statement of financial position as at 31 March 2011, as explained in more detail in the section of consolidated statement of financial position.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi and 14.1% in Contax, through the acquisition of direct stakes in these companies and indirectly through the acquisition of stakes in the investment vehicles of the controlling shareholders of these companies.

Consolidated Statement of Financial Position

The main changes in the statement of financial position are basically explained by the aquisition of the investments in Oi and Contax. This operation was completed as at 31 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as at 31 March 2011.

The impact of the consolidation of Oi and Contax in PT’s consolidated statement of financial position as at 31 March 2011 includes total assets and liabilities of Euro 9.3 billion and Euro 6.8 billion, respectively, and non-controlling interests of Euro 0.7 billion. In addition, PT recorded a preliminary goodwill of Euro 1.8 billion as a result of this transaction.

Excluding the impact of the proportional consolidation of the investments in Oi and Contax, total assets and liabilities would have increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 16.2 billion and Euro 11.5 billion as at 31 March 2011, reflecting primarily the Euro 600 million Eurobond issued in January 2011.

Table 11 _ Consolidated statement of financial position	Euro million

	31 March 2011	Before Oi and Contax	31 December 2010
Cash and equivalents	4,493.7	6,525.2	5,106.5
Accounts receivable, net	3,975.8	3,215.0	3,403.2
Inventories, net	132.2	119.2	101.5
Financial investments	393.9	385.8	539.6
Intangible assets, net	4,916.4	1,088.9	1,111.7
Tangible assets, net	6,430.1	3,798.0	3,874.6
Accrued post retirement asset	12.4	1.8	1.9
Other assets	1,676.0	329.5	338.1
Deferred tax assets and prepaid expenses	1,474.1	689.4	692.7
Total assets	23,504.6	16,152.7	15,169.9
Accounts payable	1,287.2	771.8	722.6
Gross debt	11,922.2	8,173.6	7,206.3
Accrued post retirement liability	1,023.7	960.5	968.8
Other liabilities	3,074.1	1,078.4	1,063.0
Deferred tax liabilities and deferred income	953.1	509.8	600.1
Total liabilities	18,260.3	11,494.1	10,560.8
Equity before non-controlling interests	4,315.4	4,445.5	4,392.4
Non-controlling interests	928.8	213.1	216.7
Total shareholders’ equity	5,244.3	4,658.6	4,609.1
Total liabilities and shareholders’ equity	23,504.6	16,152.7	15,169.9

The main effects following the strategic investment in Oi and Contax and its proportional consolidation on PT’s statement of financial position as at 31 March 2011 are: (1) the Euro 5,780 million increase in net debt, reflecting PT’s investment (Euro 3,728 million) and the proportional consolidation of Oi’s net debt (Euro 2,052 million); (2) the increase in total tangible and intangible assets (Euro 6,460 million), including the preliminary goodwill recognised as a result of this transaction (Euro 1.8 billion), and (3) an increase in other liabilities and other assets, mainly related to provisions and judicial deposits.

03

Operational Review

Portuguese Businesses

Revenues from Portuguese businesses, which include wireline and TMN, decreased by 7.8% y.o.y in 1Q11. In the wireline segment, retail revenues increased by 0.9% y.o.y in 1Q11 underpinned by the performance of the residential segment, which benefited from the solid and steady growth of Meo’s double-play and triple-play offers. Wireline revenues declined by 6.6% y.o.y in the quarter, impacted by: (1) lower data and corporate revenues (Euro 10 million), against a backdrop of a challenging economic environment, affecting corporate and SME/SOHO customers, as well as a reduction in some structural projects, including lower revenues derived from a contract with public administration related to the provision of broadband in schools (Euro 4 million); (2) lower wholesale revenues (Euro 10 million), affected by the Euro 3 million reduction in ULL and DSL wholesale revenues; (3) the secular declining trend of the directories business (Euro 6 million), and (4) lower equipment sales (Euro 4 million). Revenue performance at TMN was impacted by: (1) lower customer revenues (Euro 27 million), as a result of the economic conditions, including the 3pp y.o.y increase in VAT and increased popularity of tribal plans; (2) lower interconnection revenues (Euro 11 million), due to lower MTRs, and (3) lower equipment sales (Euro 5 million).

Table 12 _ Portuguese operations income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	735.0	797.2	(7.8)%
Wireline	456.2	488.2	(6.6)%
Mobile • TMN	303.0	345.9	(12.4)%
Other and eliminations	(24.2)	(36.9)	(34.4)%
EBITDA (2)	330.7	351.5	(5.9)%
Post retirement benefits	12.0	17.8	(32.4)%
Depreciation and amortisation	179.1	159.7	12.2%
Income from operations (3)	139.5	174.0	(19.8)%
EBITDA margin	45.0%	44.1%	0.9	pp
Capex	102.1	138.7	(26.4)%
Capex as % of revenues	13.9%	17.4%	(3.5	)pp
EBITDA minus Capex	228.5	212.8	7.4%

(1) Operations in Portugal include the wireline segment, TMN, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1Q11, EBITDA from Portuguese businesses declined by 5.9% y.o.y to Euro 331 million. EBITDA margin increased by 0.9pp y.o.y to 45.0%. In 1Q11, EBITDA in the wireline remained flat (-0.2% y.o.y), the best performance in the last eighteen quarters, benefiting from the pay-TV customer base having reached critical mass and thus confirming the success of Meo as the key driver for an effective turnaround in the wireline business. It is worth highlighting that programming costs per customer decreased by 14% y.o.y in the quarter. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined by Euro 6 million and by Euro 2 million, respectively. EBITDA at TMN declined by 12.2% y.o.y. EBITDA margin was up 0.1pp y.o.y to 47.5%. Operating expenses excluding D&A declined by 12.5% y.o.y reflecting PT’s cost discipline and the benefits of fixed-mobile integration.

Capex in the Portuguese businesses decreased by 26.4% y.o.y to Euro 102 milllion in 1Q11, reflecting: (1) lower customer-related capex, notwithstanding the continued growth in pay-TV services albeit lower than in 2010; (2) lower infrastructure-related capex following the significant efforts in the FTTH coverage undertaken in 2009 and 2010, and (3) lower investment in legacy infrastructure, following the FTTH rollout.

EBITDA minus Capex from Portuguese businesses increased by 7.4% y.o.y in 1Q11 to Euro 229 million, as a result of the focus on cost cutting, improving profitability and commitment to a solid cash flow generation.

Wireline

In 1Q11, retail net additions reached 52 thousand, as a result of the growth of the pay-TV service, which accounted for 46 thousand net additions, bringing the total pay-TV customers to 876 thousand (up by 35.6% y.o.y). Fixed broadband net additions in the quarter stood at 18 thousand, with fixed broadband customer base growing by 13.2% y.o.y. As a result of this solid performance underpinned by Meo, according to the 4Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has increased its pay-TV market share and fixed broadband market share for the past eleven consecutive quarters.

Table 13 _ Wireline operating data

	1Q11	1Q10	y.o.y
Main accesses (‘000)	4,922	4,674	5.3%
Retail accesses	4,578	4,279	7.0%
PSTN/ISDN	2,683	2,732	(1.8)%
Traffic-generating lines	2,597	2,610	(0.5)%
Carrier pre-selection	87	122	(28.9)%
Fixed broadband retail	1,019	901	13.2%
TV customers	876	646	35.6%
Wholesale accesses	344	395	(13.0)%
Unbundled local loops	231	278	(17.2)%
Wholesale line rental	62	64	(3.5)%
Fixed broadband wholesale	51	53	(2.6)%
Net additions (‘000)	39	87	(54.7)%
Retail accesses	52	89	(42.2)%
PSTN/ISDN	(12)	(14)	13.4%
Traffic-generating lines	(4)	(2)	(72.7)%
Carrier pre-selection	(9)	(12)	28.4%
Fixed broadband retail	18	39	(53.1)%
TV customers	46	65	(29.4)%
Wholesale accesses	(12)	(3)	n.m.
Unbundled local loops	(11)	(2)	n.m.
Wholesale line rental	(0)	1	(132.5)%
Fixed broadband wholesale	(1)	(1)	37.3%
Retail RGU per access (1)	1.71	1.57	9.0%
ARPU (Euro)	30.3	30.3	(0.0)%
Total traffic (million minutes)	2,638	2,724	(3.1)%
Retail traffic	1,138	1,166	(2.4)%
Wholesale traffic	1,501	1,557	(3.7)%
Employees	6,145	6,479	(5.2)%

(1) Retail accesses per PSTN/ISDN line.

Traffic generating lines declined only by 4 thousand in 1Q11, also reflecting the positive impact of the triple-play offers. Net disconnections of voice lines were 12 thousand, including 9 thousand net disconnections of carrier pre-selection lines, which now account for only 87 thousand lines (3.2% of total PSTN/ISDN lines).

Pay-TV customer penetration stood at 33.7% of traffic generating lines (+9.0pp y.o.y) and 85.9% of the fixed broadband customer base (+14.2pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008. As a result, pay-TV and fixed broadband services already represent 41.4% (+5.2pp y.o.y) of total retail accesses, thus further reinforcing the migration of PT’s wireline business from a single-play operator to a triple-play operator. The pay-TV success continues to be underpinned by a solid performance in the residential segment. In effect, pay-TV residential customers (818 thousand at the end of 1Q11, up by 36.0% y.o.y) already represented 49% of residential fixed-lines and 98% of broadband lines, underpinned by the success of PT’s triple-play strategy implemented as from April 2008.

During 1Q11, PT continued to market its fibre service, which is increasingly supporting wireline performance, particularly in the high ARPU urban and also more competitive areas. Fibre customers stood at 147 thousand at the end of March 2011, already representing a 14.7% penetration over total FTTH households passed at year-end. In February 2011, the FTTH Council, as part of its Innovation Awards, attributed to PT the deployment and operations award for its “I5” strategy, which is an integral part of its FTTH implementation plan. The five pillars of innovation (“I5”) in the context of FTTH transformation are: (1) network deployment and operations; (2) service delivery; (3) service convergence; (4) business transformation, and (5) establishment of an eco-system of partnerships. This Innovation Award further recognises PT’s FTTH strategy, operational execution and successful partnership with industry leaders to deliver best-in-class services to its customers.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV, double-play and triple-play offers and stood at 1.71 in 1Q11 (+9.0% y.o.y), as compared to 1.68 in 4Q10 and 1.57 in 1Q10.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, declined by 21 thousand in 1Q11, reflecting a decrease in unbundled local loop lines (-11 thousand) and in carrier pre-selection (-9 thousand).

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies, including high definition (“HD”) and some 3D content; (2) catch-up TV; (3) 7 day electronic programming guide; (4) TV channel recording, which can be remotely programmed using the internet or mobile phone, and also allows for easy one-click recording of entire series as well as multiroom access to all recordings (multi-room PVR) for those customers with more than one set-top-box; (5) multiple value-added services such as gaming and karaoke; (6) several interactive applications, and (7) customised content and features for children in a specially designed walled-garden “Meo Kids”.

In 1Q11, Meo continued to innovate by introducing interactive applications over anchor content in linear channels — “RTP Festival da Canção”, an exclusive interactive app developed in partnership with RTP is an example of such an experience, as is “Peso Pesado”, an exclusive interactive channel, developed in partnership with SIC, that extends the Portuguese version of the “Biggest Loser” contest airing weekly on SIC FTA to a dedicated channel with 4 hours per day of fresh exclusive content and a “press the red button” interactive application that gives access to additional related content such as daily challenges, work-out sessions, interviews, and lots more.

In 1Q11, Meo launched several new HD channels: (1) Food Network HD, to enrich line-up of Lifestyle channels, also launched in SD; (2) Mezzo Live HD, with the most well known events of Classic Music, Jazz, Opera and Ballet with exceptional sound and image quality; (3) Travel Channel HD, one of the most viewed travelling channels now also in HD, and (4) Sony Entertainment HD.

Also in 1Q11, Meo took another step in the execution of its multiplatform strategy by adding live TV channels to the MEO Online service. The MEO Online service offers customers the possibility to rent and view VoD content on the PC (as well as on the TV) and the possibility to watch 18 live TV channels on the PC, thus turning Meo into a full multiscreen-platform, providing a seamless TV experience through the TV, the PC and mobile.

In terms of VoD, Meo also launched an important new functionality — the Meo Videoclub Card — a prepaid card that allows customers to rent movies with a greater control over spending, thereby facilitating VoD service penetration in more price sensitive customer segments.

The VoD catalogue, which includes blockbusters from six Hollywood studios, has been a key differentiating feature of the service as more than 40% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. It is worth highlighting that this quarter was also marked by the launch of the first 3D movie available in VoD. The most watched movies, in 1Q11, were “Karate Kid”, followed by “Inception” and “Grown Ups”. In the quarter, customers that used VoD on a paid basis increased by 43.2% y.o.y and by 3.3% q.o.q. VoD revenues increased by 26.1% y.o.y, becoming a relevant contributor to ARPU and pay-TV revenue growth.

In 1Q11, Meo continued to add and improve apps on its interactive widget bar. The Facebook widget underwent significant improvements and a new app highlighting surf content was launched — Liga Meo Prosurf — an exclusive interactive app with live broadcasting of all stages of the national surf contests.

These new services, channels, features and enhanced interactivity are aimed at strengthening Meo’s content and television viewing experience, thus allowing for an even stronger differentiation when compared to other pay-TV offers in the market.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In 1Q11 Meo aired a strong comparative campaign, describing its clear service advantages in internet speed, in PVR-experience and zapping experience. Also in 1Q11, PT launched a new campaign highlighting the benefits and key diferentiating features of its fibre network, FTTH, which presents a structural advantage when compared with other access technologies. In 1Q11, proved ad recall stood above 40% and spontaneous ad recall was above 45%, well ahead of any other competing brand in the sector.

As a result of the strong investment in innovation and technology, Meo service over fibre was deemed by Exame Informática, an independent Portuguese specialised magazine, as the best and most sophisticated pay-TV service in terms of technology and functionalities. This extensive side-by-side comparison with the cable competitor was carried out in the beginning of 2011 and published in February 2011. Meo was deemed to be the best service in several categories including: (1) internet bandwidth; (2) digital video recording; (3) video on demand; (4) sound quality; (5) set top box, and (6) energy consumption.

In the last few months, PT launched several vertical offers targeting the SME/SOHO and corporate segments in order to provide differentiated convergent offers customised for different sectors, aiming at further strengthening PT’s positioning in the market. In addition, PT also undertook several initiatives to strengthen its commercial focus in SME/SOHO segment, with actions taken and objectives established across three main channels including: (1) in-store: definition of promotions to increase traffic, improve communication and new incentive plans to increase sales efficiency; (2) product/account managers: sharing of best practices, definition of minimum thresholds for commercial activity and new incentive plans aimed at promoting cross selling and convergence, and (3) contact centre: design of specific offers for outbound selling, simplification of sales and provisioning processes and renewed focus on cross selling. These initiatives are already delivering on results, as the number of commercial contacts increased 62% in March 2011, when compared to January 2011, and new convergent customers have grown 10% over the same period. As a result, line loss in the SME/SOHO segment was further reduced in the quarter to 3 thousand lines, as compared to 8 thousand in 1Q10 and 18 thousand in 1Q09. Already in May 2011, new convergent vertical offers were designed and launched for the SME/SOHO segment, aimed at further strenghtening the convergence between telecoms, fixed and mobile, and IT.

In December 2010, PT was awarded the ISO 20000 certification for Cloud Computing, IT Management, Security Management and Data centre Infrastructures. This certification adds a stamp of quality to PT’s service delivery, further strengthening its position in the area of IT services aimed at the corporate and the SME/SOHO segment. In the corporate sector, which is being impacted by challenging trading conditions, PT continued to enlarge the scope of its services to increase its share of wallet through: (1) maximisation of value extraction in core telecoms through migration to more sophisticated VPN, and LAN based services; (2) consolidation of IT and cloud services, prioritising desktop and server IaaS (infrastructure as a service) and SaaS (security as a service); (3) paving the way for new revenue streams and new lines of business like triple device strategy, anchoured on smartphone, tablets and notebook, and M2M services, and (4) addressing specific customer needs through tailor-made solutions and focus on outsourcing and BPO.

Customer care continued to be a key priority as PT continues to strive to improve customer experience across all market segments. As a result of the continued efforts in the deployment of Meo and in the rollout of future proof technologies, namely FTTH, and notwithstanding the strong growth of Meo customers, the number of complaints declined by 19% and the number of calls to the call centre declined by 30% y.o.y.

In 1Q11, wireline operating revenues decreased by 6.6% y.o.y (Euro 32 million) to Euro 456 million, impacted by: (1) lower data and corporate revenues (Euro 10 million), which reflect challenging economic conditions, as well as the reduction in some structural projects, such as “Projecto Escolas” (Euro 4 million); (2) a decline in wholesale revenues (Euro 10 million) particularly in revenues from ULL and DSL; (3) lower revenues generated by the directories business (Euro 6 million), and (4) lower equipment sales (Euro 4 million).

In the quarter, retail revenues increased by 0.9% y.o.y to Euro 246 million, underpinned by the continued strong performance of Meo triple-play offers (voice, data and pay-TV) and thus further consolidating the turnaround of the wireline business. This performance of retail revenues is being achieved on the back of pay-TV and fixed broadband revenue growth and increasing market share in the residential market. PT offers attractive and differentiated triple-play and double-play services, which are mitigating the decline in international traffic revenues, against a backdrop of aggressive competition, and in fixed to mobile revenues, as voice traffic is becoming more on net. As a result of this solid performance of Meo, the residential segment grew its retail revenues by 7.8% y.o.y in 1Q11, which compares to a 5.2% growth in 4Q10 and 5.4% in 2010, reflecting the benefits of the transformation of PT’s residential offering model from a single-play to a triple-play.

As in previous quarters, the performance of retail revenues was underpinned by growth in retail RGUs of 52 thousand, namely pay-TV customers (+46 thousand net additions in the quarter), high quality broadband customers (+14 thousand postpaid net adds) and resilience of traffic generating lines. The performance of retail revenues continued to benefit from the successful implementation of the pay-TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

Table 14 _ Wireline income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	456.2	488.2	(6.6)%
Retail	245.8	243.7	0.9%
Wholesale	109.6	119.6	(8.3)%
Data & corporate	67.7	77.3	(12.4)%
Other wireline revenues	33.1	47.6	(30.6)%
Operating costs, excluding PRBs and D&A	268.1	299.6	(10.5)%
Wages and salaries	51.6	58.4	(11.6)%
Direct costs	102.3	106.5	(4.0)%
Commercial costs	22.5	28.0	(19.8)%
Other operating costs	91.7	106.7	(14.0)%
EBITDA (2)	188.1	188.5	(0.2)%
Post retirement benefits	12.0	17.8	(32.5)%
Depreciation and amortisation	123.8	105.9	16.9%
Income from operations (3)	52.3	64.9	(19.4)%
EBITDA margin	41.2%	38.6%	2.6	pp
Capex	82.4	112.4	(26.7)%
Capex as % of revenues	18.1%	23.0%	(5.0	)pp
EBITDA minus Capex	105.7	76.2	38.7%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues decreased by 8.3% y.o.y in 1Q11 to Euro 110 million, impacted by the decrease in leased lines revenues (-10.4% y.o.y), traffic revenues (-4.8% y.o.y) and other. This performance is explained by the decline in ULL, wholesale line rental and wholesale ADSL revenues in the quarter (Euro 3 million), explained by network investments from other operators.

Revenues from data and corporate services decreased by 12.4% y.o.y in 1Q11 as a result of the decline in revenues from network management, outsourcing and IT (-15.7% y.o.y) and from VPN and leased lines (-10.2% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments, namely due to strong pricing pressure and to a reduction in some structural projects related to the public administration (Euro 4 million).

Other revenues decreased by 30.6% y.o.y in 1Q11, mainly as a result of the 31.5% y.o.y decline in directories (Euro 6 million), reflecting the secular negative trend of the directories business, and 41.8% decline in equipment sales (Euro 4 million).

In 1Q11, EBITDA has remained flat y.o.y (-0.2%), benefiting from focus on cost cutting and the pay-TV customer base reaching critical mass. This performance marked a robust and steady improvement (-5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10), the best performance in the last eighteen quarters, notwithstanding the investment in promoting pay-TV and triple-play offers and pricing pressure in the corporate and SME/SOHO segments. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined Euro 6 million and Euro 2 million, respectively. It is also worth highlighting that in 1Q11 EBITDA increased sequentially by 1.8% q.o.q. Operating expenses excluding D&A and PRBs decreased by 10.5% y.o.y (Euro 32 million), notwithstanding the increase in programming costs (+19.1% y.o.y, Euro 5 million), although programming costs per customer decreased by 14% y.o.y. The increase in programming costs resulted from the continued broader content offering and higher uptake of premium and VoD services. In 1Q11, maintenance and repair costs decreased by 4.9% y.o.y to Euro 22 million, on the back of strong decrease in average resolution time and increase in average productivity of field force technicians. This favourable performance is the result of the continued focus on improving the profitability of the business and the initial benefits of the rollout of the FTTH network, which is more robust than legacy networks. In 1Q11, wages and salaries decreased by 11.6% y.o.y to Euro 52 million as a result of strong focus on cost reduction and also benefiting from curtailment. Commercial costs, which fell by 19.8% y.o.y to Euro 22 million, reflected the decrease in marketing and publicity and the strict cost discipline. EBITDA margin, which stood at 41.2% in 1Q11, increased by 2.6pp y.o.y, the best performance since 3Q06 and clearly confirming steady improvements in the historical trend following the launch of triple-play offers and pay-TV and continued focus on cost control.

Capex decreased from Euro 112 million in 1Q10 to Euro 82 million in 1Q11 (-26.7% y.o.y), notwithstanding the continued efforts in the rollout of future proof technologies, namely FTTH. As a result of PT’s focus on efficiency empowerments and cash flow, 1Q11 EBITDA minus Capex increased by 38.7% y.o.y to Euro 106 million, as other investments decreased, namely in the backbone and SI/TI, benefiting from significant investments during 2008 and 2009 and also synergies from fixed-mobile integration.

Mobile

In 1Q11, TMN’s total customers increased by 2.1% y.o.y to 7,414 thousand, underpinned by wireless broadband customers, with quarterly net additions of 14 thousand for postpaid customers and net losses of 19 thousand for prepaid customers. Notwithstanding the increased popularity of tribal plans in previous quarters, the new pricing plans launched in the personal segment, branded as “e nunca mais acaba” and “TMN unlimited” are gaining momentum. In 1Q11, postpaid customers accounted for 31.1% of total customer base. The growth of postpaid customers was also achieved as a result of a continued growth of wireless broadband penetration.

Table 15 _ Mobile operating data (1)

	1Q11	1Q10	y.o.y
Customers (‘000)	7,414	7,264	2.1%
Net additions (‘000)	(5)	11	n.m.
Total traffic (million minutes)	2,588	2,508	3.2%
MOU (minutes)	116	115	0.9%
ARPU (Euro)	12.6	14.7	(14.2)%
Customer	11.3	12.8	(11.7)%
Interconnection	1.2	1.7	(30.5)%
Data as % of service revenues (%)	26.9	23.3	3.6	pp
SARC (Euro)	32.9	26.6	23.6%
Employees	1,037	1,000	3.7%

(1) Includes MVNO subscribers.

In 1Q11, TMN continued to invest significantly in the differentiation and strengthening of its handset portfolio with the launch of new phones such as the exclusive commercialisation, launched already in April 2011, of Sony Ericsson XperiaTM Play, the first smartphone worlwide to integrate the Playstation. TMN has the most comprehensive smartphone offering in the Portuguese mobile market, including: (1) the most well known operating systems: Windows Mobile, Android, RIM, Symbian and Apple, and (2) a wide range of smartphones from various manufacturers. TMN also continued to invest in the development and marketing of own-label low-cost smartphones aimed at the mass market, such as Sapo a5. The own label smartphones are enablers of the market and driving an increased popularity of these devices. To streghten further its data offerings, TMN also markets tablets making available Huawey S7 and Samsung Galaxy Tab.

As part of its data and value added services strategy, TMN has also been investing significantly in new services that are already aligned with future market trends, such as: (1) Music Box, an integrated service for mobile phones, PCs and TV that provides access to a catalogue of millions of music tracks, with immediate access to unlimited streaming, from the main world music companies. This offer also includes 10 mp3 downloads per month, free of charge for customers with unlimited plans and, after a 3 months free for trial, is priced at Euro 4.99 per month for other plans; (2) TMN’s application store is making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT’s portal Sapo in the online world and partnerships with third parties; (3) meo mobile, which makes available 40 TV channels, in various categories such as information, sports, entertainment, children and other, on the mobile phone, and (4) pond, an aggregation service that enables the access to multiple personal accounts and social network accounts.

This service and applications offering is complemented with the “internetnotelemóvel” service, which offers internet access on mobile phones in any place at any time and also access to TMN’s innovative mobile portal.

In 2011, TMN has been reinforcing its strategy to target the youth segment. Following the launch of Music Box, and benefiting from its presence in the SWtmn, one of the major summer festivals in Portugal, in March 2011, TMN launched SWtmn radio, to extend the festival alignment throughout the year. SWtmn radio is available through a multi-platform strategy, based on radio, PC, mobile equipment and TV through Meo.

In 2H10 and 1Q11 TMN completely redesigned its tariff structure for the personal segment, aimed at enhancing the value proposition of prepaid offers, increasing the penetration in high value segments and simplifying its commercial offers. This comprehensive movement culminated with the launch, in January 2011, of a new prepaid tariff plan branded “e nunca mais acaba”, which is targeted at the mass market.

The new “e nunca mais acaba” tariff plan is based on three key characteristics: (1) cost control, with free and unlimited communications to TMN customers; (2) simplicity and clarity, as these prepaid plans include unlimited voice and SMS for the TMN network, either on off-peak periods or all day, with a fair usage policy, and internet access, including 500MB of download capacity, for a monthly fee ranging from Euro 10 to Euro 25, and (3) easy and informed subscription, with a free IVR line dedicated to this new offer and stores layout redesigned with a new area and product specialist for a customised advice based on customer preferences and immediate migration and activation.

In January 2011, TMN extended further the concept of new tariff plans also by launching “all net unlimited”, which includes traffic for all national networks. These have similar pricing points to those of “TMN unlimited”, the new postpaid pricing plans that were launched in July 2010, that TMN also continued to market in the quarter. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (at first 500MB and since the launch of “e nunca mais acaba” plans 1GB of mobile Internet plus unlimited WiFi usage in 1,600 PT’s hotspots), while at the same time guaranteeing minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy).

TMN also continues to market the tribal plans targeted at the youth segment, “Moche”. As from 1 December 2010 for new customers and as from 1 January 2011 for existing customers, the monthly fee or mandatory top-up of these tribal plans were increased. This offer now includes an option with a monthly fee of Euro 12.5, up from Euro 10 and one other option without a monthly fee, although subject to a minimum recharge of Euro 15 every 30 days (previously Euro 12.5).

As a result of TMN’s investment in: (1) improving the customer experience in the usage of its voice and data services; (2) increasing the quality of its customer care processes; (3) extending the availability of self-care tools, and (4) simplifying of the offerings and reliability of the services, in 1Q11 the number of calls to the customer care call centre and the number of complaints of TMN customers declined 3% and by 6% when compared to 1Q10 and 2010, respectively. Also worthwhile to note that, in 1Q11, the number of complaints of TMN’s broadband customers declined by 26% y.o.y, reflecting an improved customer experience and the quality of TMN’s network.

In 1Q11, customer ARPU at TMN stood at Euro 11.3 (-11.7% y.o.y) mainly as a result of: (1) increased penetration of voice and data services in lower segments of the market, and (2) increased popularity of tribal plans targeted at the youth segment, which reflect increased competition in the market. Interconnection ARPU declined by 30.5% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 4.5 cents as of 24 February 2011, as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 12.6 in 1Q11 (-14.2% y.o.y).

In 1Q11, total traffic increased by 3.2% y.o.y to 2,588 million minutes, driven by outgoing traffic, which increased by 6.6% y.o.y, while incoming traffic declined by 9.9% y.o.y. Notwithstanding resilient volume traffic growth, primarily due to increased penetration of tribal plans and growth in customer base (+2.1%, EoP), in 1Q11 growth slowed down sequentially. As a result of lower growth in traffic volumes coupled with continued growth in mobile data cards, MOU increased only by 0.9% y.o.y in the quarter.

In 1Q11, TMN’s operating revenues amounted to Euro 303 million, a decrease of 12.4% y.o.y (Euro 43 million), mainly due to: (1) the Euro 11 million decline in interconnection revenues, driven by the Euro 7 million negative impact of lower MTRs; (2) the Euro 27 million decline in customer revenues, against a backdrop of challenging economic conditions, namely a VAT increase by 3pp y.o.y and increased penetration of tribal plans, and (3) the 23.2% y.o.y decline in equipment sales (Euro 5 million). Data revenues increased by 1.4% y.o.y in 1Q11 notwithstanding: (1) the impact of tribal plans on SMS revenues, and (2) continued growth in fixed broadband. In 1Q11, SMS and data revenues accounted for 26.9% of service revenues (+3.6pp y.o.y).

During the quarter, TMN continued to focus on strict cost control. In 1Q11, EBITDA stood at Euro 144 million (-12.2% y.o.y) declining by Euro 20 million, against a revenue decline of Euro 43 million and the decline of Euro 28 million in net service revenues (service revenues minus direct costs). This performance is the result of cost cutting at TMN as other operating expenses declined 17.2% y.o.y, reflecting strict cost discipline in customer care, network maintenance and general and administrative costs. In 1Q11, EBITDA margin stood at 47.5%, remaining flat when compared to 1Q10. Operating expenses, excluding D&A, decreased by 12.5% y.o.y in 1Q11 to Euro 159 million, as a result of operational and cost discipline: (1) lower direct costs (-17.9% y.o.y to Euro 51 million), due to lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services and growth in voice traffic, and (2) lower other operating costs (-17.2% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, the optimisation in customer care and additional reductions in general and administrative costs. Commercial costs decreased 1.2% y.o.y, to Euro 46 million, notwithstanding the increase in comissions and marketing and publicity due to the investment in marketing of new tariff plans “e nunca mais acaba” and “all net unlimited” and strong competition in certain market segments. Wages and salaries decreased by 4.2% y.o.y due to ongoing internal restructurings.

Table 16 _ Mobile income statement (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	303.0	345.9	(12.4)%
Services rendered	281.5	320.7	(12.2)%
Customer	252.0	279.2	(9.7)%
Interconnection	26.5	37.3	(28.9)%
Roamers	2.9	4.2	(31.2)%
Sales	17.6	22.9	(23.2)%
Other operating revenues	4.0	2.2	76.8%
Operating costs, excluding D&A	159.0	181.8	(12.5)%
Wages and salaries	11.4	11.9	(4.2)%
Direct costs	50.7	61.8	(17.9)%
Commercial costs	45.7	46.3	(1.2)%
Other operating costs	51.2	61.8	(17.2)%
EBITDA (2)	144.0	164.1	(12.2)%
Depreciation and amortisation	52.8	51.4	2.7%
Income from operations (3)	91.2	112.7	(19.1)%
EBITDA margin	47.5%	47.4%	0.1	pp
Capex	19.0	23.5	(19.3)%
Capex as % of revenues	6.3%	6.8%	(0.5	)pp
EBITDA minus Capex	125.0	140.6	(11.1)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex decreased by 19.3% y.o.y in 1Q11 to Euro 19 million, equivalent to 6.3% of revenues (-0.5pp y.o.y). The decrease in TMN’s capex is primarily explained by the strong focus on cash flow generation and profitability, synergies from the fixed-mobile integration and management of the Portuguese businesses along customer segments. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in urban areas and main roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of high quality mobile voice and data services and on accommodating increased voice and data usage. TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability both in voice and broadband. The most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services. Additionally, TMN has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market.

As a result of the strict focus on cash flow generation, profitability and cost cutting, EBITDA minus capex at TMN stood at Euro 125 million in 1Q11.

International Businesses

In 1Q11, international assets, on a pro-forma basis, increased their proportional revenues by 26.7% y.o.y to Euro 163 million, while EBITDA increased by 4.1% y.o.y to Euro 53 million, improving the quarterly trend observed during 2010, notwithstanding the devaluation of the Angolan Kwanza.

Table 17 _ Proportional income statement of international assets (1)	Euro million

	1Q11	1Q10	y.o.y
Operating revenues	163.2	128.7	26.7%
EBITDA (2)	52.8	50.7	4.1%
Depreciation and amortisation	15.3	12.6	21.7%
Income from operations (3)	37.5	38.2	(1.7)%
EBITDA margin	32.4%	39.4%	(7.0	)pp

(1) Pro-forma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 18 _ Highlights of main assets in Africa and Asia (1Q11) (1)	Million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	396	12.3%	220	1.0%	55.4%	290	161
MTC, Namibia (3) (4)	34.00%	362	5.2%	188	2.1%	52.0%	38	20
CVT, Cape Verde (3) (4)	40.00%	1,904	2.8%	1,085	2.7%	57.0%	17	10
CTM, Macao (2)	28.00%	906	39.9%	318	11.4%	35.1%	83	29
CST, S.Tomé & Principe (3) (4)	51.00%	76,848	7.8%	19,221	(1.4)%	25.0%	3	1
Timor Telecom, East Timor (3)	41.12%	15	16.6%	8	19.4%	56.2%	11	6

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1Q11, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 16.6% and by 7.0% y.o.y, respectively, and, in USD, increased by 12.3% and by 1.0% y.o.y, to USD 396.1 million and USD 219.6 million. In 1Q11, Unitel continued its expansion both in Luanda and other regions in the country and launched several campaigns to promote voice and data usage and roaming.

In 1Q11, MTC’s revenues and EBITDA increased by 5.2% and 2.1% y.o.y, reaching NAD 362.1 million and NAD 188.3 million, respectively. This revenue performance was achieved despite significant decline in MTRs and heavy promotions with traffic bonus to reinforce the campaigns competitive position. Excluding the impact of lower MTRs (-40% average price y.o.y), revenues and EBITDA would have increased by 7.3% and 4.7%, respectively. In 1Q11, EBITDA margin stood at 52.0%. Data revenues accounted for 22.0% of service revenues. In 1Q11, MTC focused its marketing and commercial activity on: (1) launching of BlackBerry solutions for postpaid and prepaid offers, thus further enhancing its smartphones offering; (2) campaigns aimed at promoting usage, and (3) boosting growth of broadband customers as MTC has 95% coverage and already offers download speeds of up to 7.2 Mbps.

In 1Q11, CVT’s revenues increased by 2.8% y.o.y to CVE 1,904 million, while EBITDA increased by 2.7% y.o.y to CVE 1,085 million. EBITDA margin stood at 57.0%. In 1Q11, mobile revenues were positively impacted by the growth of interconnection revenues but still negatively affected by roaming revenues. Wireline revenues were positively impacted by the growth of international traffic and broadband revenues. In 1Q11, CVT launched: (1) new commercial offers for corporate segment, under a new brand CVT Negócios; (2) several campaigns to stimulate

SMS usage, and (3) new TV channels to further strengthen IPTV market momentum. Broadband and IPTV customers increased significantly, representing 23.9% and 10.9%, respectively, of the wireline customer base.

In 1Q11, CTM’s revenues and EBITDA increased by 39.9% y.o.y and by 11.4% y.o.y to MOP 906.2 million and MOP 318.5 million, respectively. EBITDA margin was 35.1%. Revenue growth was driven by an increase in equipment sales. Mobile service revenues increased by 14.8% driven by the growth in data and roaming revenues. Data revenues represented 19.1% of mobile service revenues. In 1Q11, CTM launched several marketing campaigns aimed at increasing smartphones and wireless broadband customers.

In 1Q11, CST’s revenues increased by 7.8% y.o.y to STD 76,847 million and EBITDA decreased by 1.4% y.o.y to STD 19,221 million. EBITDA margin was 25.0%. EBITDA performance was negatively impacted by a new tax on foreign suppliers and an increase in commercial costs. Excluding the tax impact, EBITDA would have increased by 6.2% y.o.y. In 1Q11, CST’s mobile services reached a penetration of more than 63% of the country.

In 1Q11, Timor Telecom’s revenues and EBITDA increased by 16.6% y.o.y and by 19.4% y.o.y, to USD 15.1 million and USD 8.5 million, respectively, mainly as a result of the strong increase in the customer base. At the end of the quarter,  Timor Telecom had 515 thousand mobile customers. EBITDA margin stood at 56.2%. Data revenues accounted for 15.6% of mobile service revenues. In 1Q11, Timor Telecom: (1) launched a new campaign to celebrate reaching 500 thousand mobile customers; (2) improved further its commercial offer, with several voice and data stimulation campaigns, and (3) strengthened its distribution network.

04

Changes in Accounting Policies

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 income and cash flows statements. The net gain obtained with the disposal of this investment was recorded under the caption discontinued operations.

Please see additional information in the notes on our financial statements as of 31 March 2011.

05

Glossary

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line,

through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 26 May 2011

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 372608)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 372608)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.